EXHIBIT 99

COMPUTER SCIENCES CORPORATION
REVENUES BY SEGMENT
(In millions)

	Third Quarter Ended		% of Total
	Dec. 31,	Jan. 2,	Fiscal	Fiscal
	2004	2004	2005	2004

U.S. commercial	$ 993.8	$ 896.6	28%	27%
Europe	1,069.9	933.2	30	28
Other International	309.3	306.9	9	9
Global Commercial	2,373.0	2,136.7	67	64

Department of Defense	732.2	741.0	20	22
Civil agencies	378.9	401.0	12	12
Other (1)	32.7	50.8	1	2
U.S. federal government	1,143.8	1,192.8	33	36
Total Revenues	$ 3,516.8 ========	$3,329.5 =======	100% ======	100% ======

	Nine Months Ended		% of Total
	Dec. 31,	Jan. 2,	Fiscal	Fiscal
	2004	2004	2005	2004

U.S. commercial	$ 2,834.6	$2,741.6	27%	28%
Europe	3,044.9	2,604.3	30	26
Other International	911.2	885.4	9	9
Global Commercial	6,790.7	6,231.3	66	63

Department of Defense	2,154.5	2,243.7	21	23
Civil agencies	1,201.5	1,314.0	12	13
Other (1)	114.1	148.7	1	1
U.S. federal government	3,470.1	3,706.4	34	37
Total Revenues	$10,260.8 ========	$9,937.7 =======	100% ======	100% ======

(1)	Other revenues consist of state and local government as well as commercial contracts performed by the U.S. Federal reporting segment.

Note:

The table presents revenues for each year by reportable segment as disclosed in the Form 10-Q. In past years, revenues by market sector were presented, which differs slightly due to the classification of certain overlapping activities between segments. For simplicity, this secondary presentation has been eliminated. The total classification difference between the two presentations was $1.3 million and $1.6 million for the quarter and nine months ended December 31, 2004.